UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Common Stock)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street

Orange, California 92865

(714) 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067-3019

(424) 386-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volt Information Sciences, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vega MergerCo, Inc., a New York corporation (“Merger Sub”) (a wholly-owned subsidiary of Vega Consulting, Inc., a Delaware corporation (“Parent”)), to acquire any and all issued and outstanding Shares pursuant to the Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”) at a purchase price of $6.00 per Share (such amount, or any other amount per Share from time to time pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), net to the seller of such Shares in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on March 25, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 (“Additional Information—Regulatory Approvals”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the second paragraph under the subsection heading entitled “United States Antitrust Compliance” on page 31 of the Schedule 14D-9 as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) which begins when Merger Sub files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Merger Sub and the Company filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 18, 2022, and the required waiting period with respect to the Offer and the Merger expired at 11:59 P.M., New York City Time, on April 4, 2022. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. Because the HSR Act waiting period has expired, completion of the Merger will not require any additional filings under the HSR Act if Merger Sub owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired.”

•	By adding the following as a new section following immediately after the end of subsection “(h) Cautionary Note Regarding Forward-Looking Statements”:

“(i) Certain Litigation.

On March 31, 2022, a purported shareholder of the Company, Denise Redfield, filed a complaint in the United States District Court for the Eastern District of New York, captioned Redfield v. Volt Information Sciences, Inc., et al., Case No. 1:22-cv-01816-EK-RER, against the Company and the members of the Company Board. On April 1, 2022, another purported shareholder of the Company, Jeffrey Justice, II, filed a complaint in the United States District Court for the Eastern District of Pennsylvania, captioned Justice v. Volt Information Sciences, Inc., et al., Case No. 2:22-cv-

01250, against the Company and the members of the Company Board. The complaints allege that the Company and its directors violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated under the Exchange Act, by, among other things, allegedly misstating or omitting certain supposedly material information in the Schedule 14D-9 filed with the United States Securities and Exchange Commission on March 25, 2022 in connection with the Offer. The complaints in these actions generally seek, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, injunctive relief directing the members of the Company Board to file a solicitation statement that does not contain any alleged untrue statements of material fact or omit material information, declaratory relief, and certain fees and expenses.

The outcome of these lawsuits cannot be predicted with certainty. However, the Company believes that the plaintiffs’ allegations lack merit and it intends to vigorously defend against them. If additional similar complaints are filed, absent new or different allegations that are material, the Company does not intend to announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022

VOLT INFORMATION SCIENCES, INC.

By:	/s/ Linda Perneau
Name:	Linda Perneau
Title:	Chief Executive Officer

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